EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2021. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

At 31 December 2021
Capitalisation	£m

Equity
Ordinary shareholders’ equity	36,410
Other equity instruments	4,268
Non-controlling interests	94
Total equity	40,772

Indebtedness
Subordinated liabilities	8,658
Debt securities
Debt securities in issue	48,724
Liabilities held at fair value through profit or loss	6,537
Total debt securities	55,261
Total indebtedness	63,919

Total capitalisation and indebtedness	104,691
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2021, all indebtedness was unsecured except for £21.1 billion of securitisation notes and covered bonds and £1.3 billion of debt securities issued by the Group’s asset-backed conduits.
Other than the redemption of £21 million of undated subordinated liabilities on 30 January 2022 and £1,522 million of preferred securities on 3 and 4 February 2022, there have been no issuances or redemptions of subordinated liabilities since 31 December 2021.
There has been no material change in the information set forth in the table above since 31 December 2021.